January 31, 2007

Stephen Hughes, Chairman
Boulder Specialty Brands, Inc.
6106 Sunrise Ranch Drive
Longmont, CO 80503

      Re: **Boulder Specialty Brands, Inc.**
                  Amendment No. 1 to Proxy Statement on
                  Schedule 14A
                  Filed December 29, 2006
                  File No. 000-51506

Dear Mr. Hughes,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one of our letter dated December 12, 2006. It would appear from your response that you do not know the identities of the individuals who will serve as your management following the business combination. Please revise to clearly disclose in the appropriate section to explain to investors why you are not able to provide disclosure that they would have access to otherwise when investing in any public operating company.

2.   We note your response to comment three of our letter dated December 12,
        2006. In the last question and answer on page eight, please revise to clarify in
        the answer that a failure to vote would not have an effect on several proposals
        if a quorum is met.

3.   We note your response to comment four of our letter dated December 12,
        2006. Considering you do not have sufficient funds to proceed with another
        search should this transaction fail, please revise the appropriate section to
        clarify whether you would seek to raise additional capital or when you would
        initiate the liquidation and dissolution process. Also discuss whether you
        would continue your search by going further into debt.

Proposal 1: The Merger Proposal, page 30

4.   We note the revised disclosure in response to comment 21 of our letter dated
        December 12, 2006 that the valuation of up to $525 million was developed by
        Citigroup. Please revise to elaborate on the "long-term business results that
        could be expected of GFA under Boulder management."

5.   In connection with the preceding comment, please revise to clarify if
        management found it is reasonable and appropriate to value a business based
        on "results that could be expected of GFA under Boulder management"
        instead of the current and historical performance of GFA.

6.   Please revise to elaborate on the "proposal presented by Mr. Gluck" which
        suggested a valuation of $450 to $475 million. Clarify if this proposal is
        separate from that prepared by Citigroup.

7.   We note your response to comment 29 of our letter dated December 12, 2006.
        On page 35, we note that the "exercise of [your] rights under" the
        indemnification agreements will be determined by your board. It is not clear
        why you would chose not to enforce the terms if Messrs. Hughes and Lewis
        contest their responsibilities. Please revise to clarify.

Our Reasons for the Merger, page 36

8.   We note the additional disclosure in response to comment 33 of our letter
        dated December 12, 2006. Please revise to elaborate on the "favorable
        arbitrage" that is disclosed on page 37. Please revise to clarify if it is always
        favorable or if it ever presents material risks.

9.   We note your response to comment 34 and the additional disclosure on page
        38. Please revise to elaborate on the analysis your management went through
        to arrive at a determination that GFA is worth at least $550 million so that
        investors can fully understand the basis for the value.

Fairness Opinion, page 38

10.   We note the revised disclosure on pages 41 and 42 in response to comment 35 of our letter dated December 12, 2006. Based on the September 30, 2006, numbers it does not appear that the estimate for 2006 was accurate. Please revise to disclose, in managements opinion, if the divergence of the actual 2006 performance and the projected performance affects the reasonableness of the projections and discounted cash flow analysis.

11.   We note the revised disclosure in response to comment 37 of our letter dated December 12, 2006. We also note that management agrees with Duff and Phelps's assessment. It is not clear if management agreed with just the assessment that the historical revenue growth and EBITA margins are above the median or if they agreed that based on such numbers that it is appropriate and reasonable to select the higher end of the multiple ranges when estimating the value of the target even though GFA's LTM revenues are substantially less than those of every listed company except one. Please revise to clarify.

Consequences if Merger Proposal is Not Approved, page 46

12.   We note the additional disclosure on pages 46 and 47. Please revise to quantify the amount of liabilities that are owed to parties that have executed waivers intended to prevent them from bringing a claim against the trust.

13.   We note the additional disclosure on page 47 that the actual distributed amount "could be less than the $8.00 price" paid. It is not clear if there could be a scenario where the distribution amounts during a liquidation would not be less than $8.00. Please revise to clarify.

The Merger Agreement, page 50

14.   So that investors can fully understand the consideration to be paid in this transaction, please revise to elaborate on the increase in the purchase price that would occur should cash exceed indebtedness. Please revise to discuss GFA's cash condition on a daily basis. Disclose the cash in comparison to indebtedness in your next amendment.

Information about GFA, page 76

15.   We note the disclosure on page 80 that most of the target's products are supplied by multiple third-party manufacturers. We also note that some of the "newer products" are supplied by a "sole source." Please revise to discuss the product lines that are supplied by a sole source.

16.   We note the additional disclosure at the bottom of page 83 in response to comment 66 of our letter dated December 12, 2006 that the target also contracts currently with an affiliated company that provides it with sales and marketing consulting services. Please revise to clarify if that relationship will continue after the consummation of the business combination, and if so under what terms will the relationship continue.

Management's Discussion and Analysis, page 99

17.   Please revise to elaborate on the derivative liabilities that amounted to $4.0 million.

18.   Please revise to clarify if Citigroup signed a waiver for its financial advising fees.

Beneficial Ownership of Securities, page 106

19.   We note your response to comment 80 of our letter dated December 12, 2006. It would appear that the possibility exists that the public warrants could be exercised within 60 days of the date of this document. Please advise how Rule 13d-3 of the Exchange Act of 1934 leads to the conclusion that a possibility, and not a certainty, that rights to acquire will not exist is enough to exclude securities as beneficially owned.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page FS-5

III. Pro Forma Adjustments, page FS-18

20.   We note your revisions to pro forma adjustments 2 and 5 with respect to our prior comment 88. However, you have not fully disclosed the terms and conditions of the preferred stock (e.g. liquidation rights, dividends, voting rights, conversion, etc…) or your accounting treatment in the mezzanine section of the balance sheet. Please revise accordingly.

Interim Financial Statements, page FS-52

Note 2 – Revenue Recognition, page FS-56

21.   We note the paragraph on top of page FS-57 discussing the company's refined process of estimating the sales adjustment. Please explain to us in sufficient detail the current and previous process of estimating sales adjustments. Tell us if this change has resulted in a change in accounting principle and if so, provide the disclosures required by SFAS 154.

Financial Statements, page FS-61

Note 1 – Summary of Significant Accounting Policies, page FS-65

Revenue Recognition, page FS-67

22.   We reiterate our request from our previous comment 99 for you to address
        each of the four criteria in SAB Topic 13 in your revenue recognition
        disclosure. Revise to clarify when "the earnings process is complete." Also,
        please tell us if the company has been obligated to accept any returns in the
        past and if so, please quantify the amount of these returns.

Note 7 – Shareholders' Equity, page FS-70

23.   We note your response to our prior comment 101 stating you believed a
        change in control was remote. Tell us if you considered a change of control
        remote prior to and as of December 31, 2005, and as of March 31, 2006.
        Also, we reiterate our request for you to tell us tell us how you determined
        there should not be any accounting treatment for the put option and the source
        in the accounting literature you relied on for your conclusions.

Note 9 – Related Party Transaction, page FS-71

24.   We note your response to our prior comment 103 stating GFA Ohio is not a
        wholly owned subsidiary of GFA Holdings, Inc. since the company only
        acquired certain assets from GFA Ohio. However, we note references
        throughout the document to the acquisition of GFA Ohio and the combined
        financial statements of GFA Ohio and FFI that have been presented as
        predecessor financial statements. Please expand the disclosure to describe the
        acquisition of GFA Ohio's assets and explain the extent of the remaining
        business of GFA Ohio. Clarify, if true, that GFA Ohio, at this point, is a third
        party and is not consolidated in the accompanying financial statements.

Note 3 – Acquisition, page FS-81

25.   Clarify in your footnotes if "GFA" is the same entity as "GFA Holdings, Inc."
        which is sometimes referred to as "Holdings" and "the Company." Consider
        using only one abbreviation or acronym to refer to GFA Holdings, Inc.

26.   We re-issue part of our prior comment 104 as follows. Tell us your basis for
        determining the $10,000,000 value for the 100,000 shares of common stock

issued to FFI. Revise to provide all disclosures required by paragraphs 51-57 of SFAS 141.

27.   In your response to our prior comment 108 you state you expect Smart Balance and Smart Beat product lines to "continue generating sales" even after their patents expire. Tell us if you believe these products will contribute to cash flows indefinitely and if so, provide us with the analysis that supports this position.

Note 8 – Shareholder's Equity, page FS-84

28.   We note your response to our prior comment 110 stating the Class A-2 shares are non-voting. Please provide us with your justification in the accounting literature for discounting the Class A-2 common stock. Please refer to SFAS 123.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the financial statements may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

Cc: Andrea Mason
        Fax No. 904-359-8700